Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Earnings:
Income before income taxes	$330	$322	$942	$794
Less: Capitalized interest	(2)	(2)	(6)	(6)
Add:
Fixed charges	56	54	164	168
Amortization of capitalized interest	1	1	3	3
Adjusted earnings	$385	$375	$1,103	$959
Fixed charges:
Interest expense	$27	$30	$82	$94
Amortization of debt costs	1	2	3	4
Rent expense representative of interest	28	23	79	70
Total fixed charges	$56	$55	$164	$168
Ratio of earnings to fixed charges(1)	6.87	6.89	6.72	5.71

____________________________
(1) All ratios shown in the above table have been calculated using unrounded numbers.